United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of July 2005
Commission File Number 001-15190
SATYAM COMPUTER SERVICES LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R. District – 500855
Hyderabad, Andra Pradesh
India
(91) 40-5523 3505
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

SIGNATURES
EXHIBIT INDEX
EX-99.1 Press Release of the Company concerning financial results dated July 21, 2005
EX-99.2 Summary of the First Quarter Financial Results of the Company dated July 21, 2005
EX-99.3 Investor Link News Update of the Company dated July 21, 2005
EX-99.4 Unconsolidated/standalone financial statements for the First Quarter ended June 30, 2005 under Indian GAAP (audited)
EX-99.5 Consolidated financial statements for the First Quarter ended June 30, 2005 under Indian GAAP(unaudited)
EX-99.6 Consolidated financial statements for the First Quarter ended June 30, 2005 under U.S. GAAP(unaudited)
Ex 99.7 Press Release of the Company, released in Asia Pacific Region, concerning acquisition of Knowledge Dynamics dated July 21, 2005
Ex-99.8 Press Release on Knowledge Dynamics dated July 21, 2005

1.  Other Events
     On July 21, 2005, the Company released a press release concerning its financial results for the first quarter ended June 30, 2005. A copy of the release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
     On July 21, 2005, as required by the Indian stock exchanges on which the Company’s shares are listed, the Company published a summary of its financial results for the first quarter ended June 30, 2005 and filed a copy of this summary with the Indian stock exchanges. A copy of the summary of the first quarter financial results is attached hereto as exhibit 99.2 and is incorporated herein by reference.
     The summary of financial results filed with the Indian stock exchanges was accompanied by an Investor Link News Update which provided further details on the matters covered in the release. A copy of the Investor Link News Update is attached hereto as exhibit 99.3 and is incorporated herein by reference.
     A copy of the Company’s unconsolidated/standalone (audited) financial statements prepared under Indian GAAP for the first quarter ended June 30, 2005 is attached hereto as exhibit 99.4 and is incorporated herein by reference.
     A copy of the Company’s consolidated (unaudited) financial statements prepared under Indian GAAP for the first quarter ended June 30, 2005 is attached hereto as exhibit 99.5 and is incorporated herein by reference.
     A copy of the Company’s consolidated (unaudited) financial statements prepared under U.S. GAAP for the first quarter ended June 30, 2005 is attached hereto as exhibit 99.6 and is incorporated herein by reference.
     On July 21, 2005, Satyam acquired Knowledge Dynamics, the Acquisition in the Asia-Pac region to strengthen BI&DW practice. The Company released a press release in Asia pacific region in this regard and a copy of the release is attached hereto as exhibit 99.7 and is incorporated herein by reference.
     On July 21, 2005, Satyam released another press release regarding the 100% Acquisition of Singapore-Based Knowledge Dynamics for S$9.2 million. A copy of the release is attached hereto as exhibit 99.8 and is incorporated herein by reference

IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE COMPANY. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS – WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.
FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE HEADING “RISK FACTORS” IN OUR REPORT ON FORM 20-F DATED APRIL 28, 2005 FOR THE QUARTER AND YEAR ENDED MARCH 31, 2005 FURNISHED TO THE SECURITIES EXCHANGE COMMISSION AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.
2. Exhibits
99.1	Press Release of the Company concerning financial results dated July 21, 2005.

99.2	Summary of First Quarter Financial Results of the Company dated July 21, 2005.

99.3	Investor Link News Update of the Company dated July 21, 2005.

99.4	Unconsolidated/standalone financial statements for the First Quarter ended June 30, 2005 under Indian GAAP (audited).

99.5	Consolidated financial statements for the First Quarter ended June 30, 2005 under Indian GAAP (unaudited).

99.6	Consolidated financial statements for the first quarter ended June 30, 2005 under U.S. GAAP (unaudited).

99.7	Press Release of the Company, released in Asia Pacific Region, concerning acquisition of Knowledge Dynamics dated July 21, 2005.

99.8	Press Release of the Company concerning acquisition of Knowledge Dynamics. dated July 21, 2005.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: July 27, 2005

SATYAM COMPUTER SERVICES LIMITED

By: /s/ G. Jayaraman

Name: G. Jayaraman Title: Vice President Corporate Affairs
and Company Secretary

EXHIBIT INDEX
99.1	Press Release of the Company concerning financial results dated July 21, 2005.

99.2	Summary of First Quarter Financial Results of the Company dated July 21, 2005.

99.3	Investor Link News Update of the Company dated July 21, 2005.

99.4	Unconsolidated/standalone financial statements for the First Quarter ended June 30, 2005 under Indian GAAP (audited).

99.5	Consolidated financial statements for the First Quarter ended June 30, 2005 under Indian GAAP (unaudited).

99.6	Consolidated financial statements for the first quarter ended June 30, 2005 under U.S. GAAP (unaudited).

99.7	Press Release of the Company released in Asia Pacific Region, concerning acquisition of Knowledge Dynamics dated July 21, 2005.

99.8	Press Release of the Company concerning acquisition of Knowledge Dynamics. dated July 21, 2005.